HYDROART, INC.

CONSOLIDATED FINANCIAL STATEMENT
FOR THE YEAR ENDING DECEMBER 31, 2022

HYDROART, INC.

CONSOLIDATED FINANCIAL STATEMENT
FOR THE YEAR ENDING DECEMBER 31, 2022

CONTENTS OF REPORT

HYDROART, INC.
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2022

PARTICULARS	As of December 31, 2022
	(Amount in $)
Assets	
Current assets:	
Cash and cash equivalents	112,183
UAE - VAT Refund Receivable	30
Total current assets	**112,213**
Fixed & Intangible assets:	
Property, plant & equipment	
Computers	1,359
Furniture and Fixtures	599
(Less accumulated depreciation)	(683)
Intangible assets	-
(Less accumulated amortization	-
Total Fixed & Intangible Assets	**1,275**
Non-current assets:	-
Total non-current assets	**-**
Total Assets	**113,488**
Liabilities & Stockholders' Equity	
Current liabilities:	
Accounts payable	440
Deferred Revenue	102,729
Total current liabilities	**103,169**
Non-current Liabilities:	
Due to shareholders	122,616
SAFE Convertible Notes	113,122
Wefunder Portal LLC - Boston Private	82,186
Total non-current liabilities	**317,923**
Total liabilities	**421,092**
Stockholders' equity (deficit):	40
Additional Paid-in Capital - Common stock	
Retained Earnings (accumulated deficit)	(163,001)
Net income (loss)	(144,643)
Total stockholders' equity (deficit):	**(307,604)**
Total Liabilities and stockholders' equity (deficit)	**113,488**

HYDROART, INC.
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2022

PARTICULARS	Year ending December 31, 2022
	(Amount in $)
Revenue:	
Sales	-
Total revenues	-
Cost of goods sold	-
	-
Gross Profit	-
Other Income (Loss):	
Miscellaneous Income	84
Total Other Income(Loss)	**84**
Expenses:	
Administrative Expenses	2,745
Bank charges	970
Advertising, Marketing & Promotions	80,514
Consultant Services	2,011
Forex Gain (Loss)	214
Fuel Expenses	339
Insurance - General	871
IT software & consumables	3,532
Legal and Accounting Services	987
Legal and professional fees	896
R&D Expenses	37,638
Salaries	12,219
Selling Expenses	466
Telephone Expenses	7
Travel expenses - general and admin expenses	188
Total Expenses	**143,597**
Income from operations (loss)	**(143,513)**
Other Expenses:	
Depreciation, Equipment	272
Depreciation, Furniture	60
Other Expenses	798
Total Expenses	**1,129**
Net income (loss) for the year	**(144,643)**

HYDROART, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2022

PARTICULARS	Common stock	Common stock	Additional paid-in Capital	Retained earnings (accumulated deficit)	Other comprehensive income	Total
	(shares)	(par)				(Amount in $)
Beginning Balance, December 31, 2021	**4,000**	**40**	-	(163,001)	-	**(162,961)**
Issuance of Common stock	-	-	-	-	-	**-**
Net income (loss)	-	-	-	(144,643)	-	**(144,643)**
Ending Balance, December 31, 2022	**4,000**	**40**	-	**(307,644)**	-	**(307,604)**

HYDROART, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2022

PARTICULARS	Year ending December 31, 2022
	(Amount in $)
Cash flow From Operating Activities:	
Net income (loss)	(144,643)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	332
Change in Working Capital	110,391
Net cash provided (used) by operating activities	**(33,920)**
Cash flow From Investing Activities:	
Purchase of Furnitures	(599)
Net cash provided (used) by investing activities	**(599)**
Cash flow from Financing Activities:	
Increase in Due to Shareholders	40,952
Investment from Wefunder Portal LLC - Boston Private	82,186
Net cash provided (used) by financing activities	**123,138**
Increase (decrease) in Cash and cash equivalents	88,619
Cash and cash equivalents, beginning of year	23,564
Cash and cash equivalents, end of year	**112,183**

About the Company & its Nature of operations

HYDROART, INC. ('the Company', 'the Parent'), is a corporation formed pursuant to the Delaware General Corporation law on September 16, 2021. The Company operates in the agricultural technology industry and develops smart in-house compact vertical farming systems initially hosted in Abu Dhabi, United Arab Emirates (UAE).

The Company wholly owns 'BYALINEPATE LIMITED' ('the Subsidiary); a United Arab Emirates (UAE) limited liability company (LLC) formed on September 14, 2020, in the UAE's 'Masdar City Free Zone'. The Company acquired this subsidiary by purchasing all 50 shares from the sole shareholder for a total purchase price of United Arab Emirates Dirhams (AED) 1 (USD 0.3) on November 2, 2021. As of the date of the report, the Company's operations are conducted in the UAE through this subsidiary.

Basis of Consolidation

The consolidated financial statements include the assets, liabilities and the results of operations and cash flows of HYDROART, INC. and its wholly owned subsidiary, BYALINEPATE LIMITED. Intra-entity balances, and income and expenses arising from intra-entity transactions, are eliminated in preparing the consolidated financial statements. The integration of the subsidiary into the consolidated financial statements is based on consistent accounting and valuation methods for similar transactions and other occurrences under similar circumstances.

Functional and presentation currency

While the Parent's functional and presentation currency is the United States Dollar ("USD"), the Consolidated financial statements include the financials of the UAE subsidiary whose While the Parent's functional and presentation currency is the United States Dollar ("USD"), the onsolidated financial statements include the financials of the UAE subsidiary whose operations are concentrated in the UAE. The functional currency of the subsidiary located in the UAE is the United Arab Emirates Dirhams ("AED"). All financial information presented in AED has been converted to USD. The results and financial position of the subsidiary are translated into presentation currency using the following procedures:

 - assets and liabilities for each balance sheet statement presented are translated at the closing rate at the date of that balance sheet statement;

 - income and expenses for each income statement presented are translated at exchange rates at the dates of the income statement.

The consolidated financial statements of the Company have been converted to USD at the prevailing exchange rates at end of December 31, 2022, as follows:

1 AED	
Closing exchange rate at:	
December 31, 2022	- 0.2723 USD

Summary of significant accounting policies:

Going Concern Matters

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that create uncertainty about the Company's ability to continue as a going concern. The Company currently operates at net losses with accumulated losses totaling $ 307604 as of December 31, 2022.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 1, 2023 (one year after the date that the consolidated financial statements were made available). The consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

To address this concern, the company plans to raise additional funds through grants, debt, and equity to finance its operations.

Fiscal year

The Company operates on a December 31st year-end.

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and the United Arab Emirates. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn, national and local government enactments of regulations which could be detrimental to the company's operations or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as of December 31, 2022.

Property, plant, and Equipment

Property, plant, and equipment (PPE) are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation and amortization are recorded using the straight-line method over estimated useful lives ranging from 3 to 5 years.

As of December 31, 2022, PPE consisted of the computer and Furniture with a book value of $1275.

SAFE (Single Agreement for Future Equity) Convertible notes

On November 15, 2020, November 24, 2020, December 11, 2020, and October 14, 2021, the Company issued Simple Agreement for Future Equity ("SAFE") notes for a total of USD 113,050 at a discount rate of 80%. SAFE agreements have no maturity date and bear no interest. SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price.

The Equity to shares' conversion price is calculated upon an equity financing either by reference to an eighty percent (80%) discount rate applied on the price of each conversion share or by reference to the Company's Valuation Cap fixed at two million three hundred eighty thousand US dollars (USD 2,380,000), with five percent (5%) equity in the company, whichever has the highest value. On the date of, and immediately prior to, an Equity Financing, the Notes will automatically convert into Conversion Shares by applying the amount of the Notes to a subscription for Conversion Shares at the Conversion Price.

If there are insufficient funds to repay the Notes in full, the Company's available funds will be distributed amongst the Participating Investors in proportion to the amount of their respective investments in the Company. If any part of a Note remains unpaid following that distribution, the remaining Notes will automatically convert into Conversion Shares by applying that amount to subscribe for Conversion Shares at the relevant Conversion Price.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. As of December 31, 2022, the Company made no sales of its products since it was still in the research and development stage.

Income taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company's UAE subsidiary is not subject to corporate tax or the import tariff since it is formed in the Masdar City free zone. However, the Company is subject to the Value Added Tax (VAT) in the UAE.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is five thousand (5,000) shares at a par value of $0.01 per share.

Common Stock

As of December 31, 2022, the total number of shares of Common Stock issued and outstanding was 4,000.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its stockholders.